MEMORANDUM
TO:	Jeff Long U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee General Counsel Jackson National Asset Management, LLC
DATE:	June 25, 2019
SUBJECT:
Response to Comments on the Annual Financial Statement filed on Form N-CSR on March 5, 2019 for JNL Series Trust (File Nos: 33-87244 and 811-08894), Jackson Variable Series Trust (File Nos: 333-177369 and 811-22613), JNL Investors Series Trust (File Nos: 333-43300 and 811-10041), and JNL Variable Fund LLC (File Nos: 333-68105 and 811-09121) (each individually the “Registrant” and collectively, the “Registrants”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments received via telephone on June 10, 2019 to the Registrants’ Annual Financial Statements for the year ended December 31, 2018.

The comments are repeated below in italics, with responses immediately following.

1.	Prospectus and SAI Comments

a.
For the JNL Multi-Manager Alternative Fund, JNL/AQR Managed Futures Strategy Fund, JNL/AB Dynamic Asset Allocation Fund, JNL/BlackRock Global Allocation Fund, JNL/AQR Risk Parity Fund, JNL/Eaton Vance Global Macro Absolute Return Advantage Fund, JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund, and JNL/VanEck International Gold Fund, please confirm whether the Annual Fund Operating Expenses table contains an individual line item for the expenses of each of the named Fund’s Cayman Islands’ subsidiary.

RESPONSE:  The financial statements for the above-referenced Funds have each been consolidated to include the account of each Fund’s respective Cayman subsidiary. Accordingly, each Fund’s Annual Fund Operating Expenses table does not contain an individual line item for the expenses of the respective Cayman subsidiary.

b.
For the JNL/AQR Large Cap Relaxed Constraint Equity Fund, please consider disclosing the dividend from short sales in a separate line item of the Annual Fund Operating Expenses table, similar to the disclosure in the Fund’s proprietary fund, as opposed to disclosing the dividend in a footnote.

RESPONSE:  The Registrant respectfully declines this comment.  The Registrant respectfully submits that the Annual Fund Operating Expenses table conforms to the requirements of Item 2 of the Form N-1A.

c.	For the JNL/DoubleLine® Shiller Enhanced CAPE® Fund:

i.	The Fund invests significantly in non-agency asset-backed securities, please confirm that the risk of investing in those securities is appropriately disclosed in the Fund's prospectus.

RESPONSE:  The Fund respectfully submits that the risk of investing in non-agency asset-backed securities is appropriately covered by the Fund’s inclusion of such principal risk factors as asset-based securities risk, credit risk, fixed-income risk, and mortgage-related and other asset-backed securities risk.

ii.	Please consider if the JNL/DoubleLine® Shiller Enhanced CAPE® Fund should have disclosure related to the fees incurred on swap transactions in the Fund’s Annual Fund Operating Expenses table.

RESPONSE:  The Registrant respectfully declines this comment.  The Registrant respectfully submits that the Annual Fund Operating Expenses table conforms to the requirements of Item 2 of the Form N-1A.

2.	Annual Financial Statement Filing

a.
For the JNL/DoubleLine® Shiller Enhanced CAPE® Fund, please reference the “Derivatives-Related Risk Disclosure by Investment Companies” letter by Barry Miller in July 30, 2010 and explain why the impact of derivatives on performance was not included in the Management Discussion of Fund Performance for these Funds. On a going forward basis, please include discussion in the Management Discussion of Fund Performance of the impact of derivatives on performance for all applicable funds.

RESPONSE:  The Registrant’s process to prepare the Management Discussion of Fund Performance considers the Sub-Adviser’s conclusions regarding individual and collective contributing factors that affected performance, as well as operations reflected in the financial statements, to determine when performance was materially affected by derivatives and should be included in the Management Discussion of Fund Performance. The Registrant will, in consultation with the Sub-Adviser, include discussion in the Management Discussion of Fund Performance section of future reports regarding the impact of derivatives on fund performance.

b.
Each of the following Funds, JNL Multi-Manager Small Cap Growth Fund, JNL/BlackRock Large Cap Select Growth Fund, JNL/ClearBridge Large Cap Growth Fund, JNL/JPMorgan Mid Cap Growth Fund, JNL/Lazard Emerging Markets Fund, JNL/S&P Mid 3 Fund, JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund, and JNL/Nicholas Convertible Arbitrage Fund, in the last 3 fiscal years, have invested more than 25% in a specific sector. Please review each Fund’s risk disclosures to determine if the Fund should include prospectus risk disclosure for the specific industry as opposed to a general sector risk.

RESPONSE:  The above-referenced Funds have invested more than 25% of their respective total assets in certain sectors (not industries).  Each Fund other than the JNL/Lazard Emerging Markets Fund (which already has principal risk and strategy disclosure regarding sector risk) will review and update its prospectus disclosure accordingly to include sector risk as a principal risk and will enhance its principal investment strategy discussion accordingly.

3.	Notes to Financial Statements

a.
Certain funds are identified as non-diversified, but appear to have potentially been operating as a diversified fund. Please consider if such funds have been operating as diversified for the last three consecutive years and the related implications of that assessment.

RESPONSE:  The Registrant confirms that if the Funds determine to return to operating as non-diversified funds that they will seek shareholder approval before doing so.

b.
For the JNL Multi-Manager Alternative Fund, JNL/AQR Managed Futures Strategy Fund, JNL/AB Dynamic Asset Allocation Fund, JNL/BlackRock Global Allocation Fund, JNL/AQR Risk Parity Fund, JNL/Eaton Vance Global Macro Absolute Fund, JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund, and JNL/VanEck International Gold Fund, not all named Funds disclose the percentage of investments in their respective Cayman Islands subsidiary. Please include the percentage of investment in future reports.

RESPONSE:  The Funds will disclose the percentage of investments in their respective Cayman Islands subsidiary in future reports.

c.
Please confirm that the expense limitation agreement recoupment provision for JNL/WMC Government Money Market Fund is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

RESPONSE:  The Fund confirms that the expense limitation agreement recoupment provision (the “Agreement”) for JNL/WMC Government Money Market Fund is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.  The Fund is a government money market fund managed in accordance with rule 2a-7 under the Investment Company Act of 1940, as amended.  The Agreement was put in place in 2011 during a prolonged period of historically low interest rates. By its terms, and as disclosed in the Fund’s prospectus, when the Fund received income sufficient to pay a dividend, the Fund reimbursed the Adviser for previously waived fees and expenses pursuant to the recapture provision which limits such payments to amounts waived during the prior three years (i.e. the Adviser waived fees and expenses to prevent the Fund’s net investment income from falling below 0%).  The Agreement did not contain a provision to cap the Fund’s expenses in any way, nor did the Agreement change or allow for increased Fund expenses over time.  Prior to its adoption in 2011, the Fund did not have an expense reimbursement agreement.

4.	General Comments Impacting all Funds

a.	Please confirm that the Registrant’s are using the current Form N-CSR template released in August 2017.

RESPONSE: The Registrant confirms that it will follow the current Form N-CSR template for future reports.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the changes described above do so fully.

If you have any questions, please call me at (517) 367-4336.  Thank you for your prompt attention to this matter.

cc: File